UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 13, 2022

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 13, 2022

Sumitomo Mitsui Financial Group, Inc.

Securities code: 8316

Opinion of SMFG’s Board of Directors on Shareholder Proposals

Regarding the agenda of the 20th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2022, Sumitomo Mitsui Financial Group, Inc. (the “Company”) has received a document stating shareholders’ intentions to exercise their proposal rights. The Company hereby announces that at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposals.

Simultaneously, the Company has announced today SMBC Group’s new measures to address climate change issues. Please refer to “Strengthening Efforts against Climate Change” for more details.

1.	Proposing Shareholders

Joint proposal by eight shareholders

*   As some of the proposing shareholders are individuals, the names are withheld.

2.	The Shareholder Proposals

Please refer to the Appendix.

3.	Opinion of the Board of Directors on the Shareholder Proposals and the Reasons therefor

(1)

The Shareholder Proposal “Proposal 1: Partial amendments to the Articles of Incorporation (Setting and disclosing short- and medium-term greenhouse gas emissions reduction targets consistent with the goals of the Paris Agreement)”

(i)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

(ii)	Reasons for the Opposition

SMBC Group, including the Company, has been earnestly working on measures to address climate change issues, which it positions as one of our most important management issues, and is already promoting initiatives related to what this shareholder proposal seeks (implementation of loans and investments aligned with the goals of the Paris Agreement) as part of its management policy. Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on measures to address climate change.

Since the adoption of the Paris Agreement, measures to address climate change issues have accelerated worldwide, and in October 2020, the Japanese government announced “2050 Carbon Neutrality”, a declaration aiming to realize a carbon-neutral society by reducing overall greenhouse gas (“GHG”) emissions to zero by 2050. Under these circumstances, while supporting the Japanese government’s policy, SMBC Group, as a financial group that conducts business globally in a wide range of fields, work earnestly to reduce GHG emissions in line with the goals of the Paris Agreement, and supports customers’ efforts contributing to the transition to and realization of a carbon-neutral society.

Meanwhile, the Articles of Incorporation stipulate fundamental policies in the operation of a company, and therefore is inappropriate to stipulate matters concerning individual and specific business execution. The proposal seeks to stipulate in the Articles of Incorporation the setting and disclosure of business plans, including GHG emissions reduction targets aligned with the Paris Agreement, which is a case of individual and specific business execution. The Company will continue to review flexibly and implement swiftly its GHG emissions reduction targets and business plans in light of the ever-changing situation. Changes to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, therefore, if this proposal is approved, it will make it difficult for the Company to respond and adjust flexibly.

SMBC Group, within the framework of the current Articles of Incorporation, has already committed to the following in August 2021: to achieve net zero GHG emissions across our overall loan and investment portfolio by 2050, as well as net zero in our groupwide operations by 2030. In October 2021, SMBC Group participated in the “Net-Zero Banking Alliance*”, an international initiative. Positioning concrete measures to be implemented over the short-to-medium term (around three years) as its “Action Plan,” the entire group is currently working on measures to address climate change issues. In May 2021, we announced the measures to be implemented by April 2023 in “Action Plan STEP1.” One of the major measures of “Action Plan STEP1” is to calculate the GHG Financed Emissions (FE) in our loan and investment portfolio and to set reduction targets. In terms of concrete results of this measure, we disclosed the amounts of FE of the power sector, including current corporate financing, in the “SMBC Group TCFD Report 2021” released in August 2021. In May 2022, we announced a FE reduction target for the power sector and calculated FE of the oil and gas sector, for strengthening measures to address climate change issues. Accordingly, through the “Action Plan,” and other materials which have already been released, the Board of Directors has made commitments regarding the contents requested in this proposal and the Company has announced such information in a timely manner.

In addition, the Japan’s Corporate Governance Code (the “CG Code”), revised in June 2021, requires active responses to issues related to sustainability. SMBC Group has taken the following measures and complies with all matters required by the CG Code.

<Measurements for Sustainability>

⚫  The Company has set forth the following statement in SMBC Group’s Mission: “We contribute to a sustainable society by addressing environmental and social issues”, and established the SMBC Group Statement on Sustainability, which lays out the basic principles of how SMBC Group will facilitate forward its efforts to realize sustainability. This statement defines sustainability as “Creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations”, stipulates the priority issues that SMBC Group will address, and declares SMBC Group’s commitment to strive for sustainability. The materiality which SMBC Group focuses on are “Environment” as the common property of mankind, “Community” where people help each other out and live their lives with peace of mind, and “Next Generation” who will inherit a better society, and these concepts form the essence of the Value Creation Process that guides our business endeavors. [The CG Code Supplementary Principles 3.1.3 and 4.2.2]

⚫  SMBC Group has established “SMBC Group GREEN × GLOBE 2030” as a plan to 2030 based on the SMBC Group Statement on Sustainability. “GREEN” represents SMBC Group’s corporate color and the environment, while “GLOBE” represents the Earth and a borderless world. The two terms are connected by “x” to show the plan’s expansion potential in terms of multiplication rather than mere addition. One of the KPIs set for “SMBC Group GREEN x GLOBE 2030” is to provide 30 trillion yen in green and sustainable finance between FY2020 and FY2029. [The CG Code Supplementary Principles 3.1.3]

⚫  We have established a framework for effectively executing and supervising these sustainability efforts, and are strengthening them continuously. More specifically, in April 2021 we established the position of “Group Chief Sustainability Officer (CSuO)”, who is responsible for planning and formulating groupwide sustainability measures and promoting our sustainable business efforts. In addition, the “Corporate Sustainability Committee” chaired by the Group CEO discusses matters pertaining to the spread of sustainability management throughout SMBC Group as well as measures necessary for promoting sustainability. The Sustainability Committee, which is newly established as an internal committee of the Board of Directors in July 2021, deliberates on important matters related to sustainability and advises the Board of Directors. The Board of Directors regularly deliberates on the operational policies and progress of sustainability-related operations and oversees the execution of operations promoting sustainability. SMBC Group has also incorporated ESG initiatives into executive compensation schemes with qualitative and quantitative indicators. [The CG Code Supplementary Principles 2.3.1and 3.1.3]

⚫  To realize carbon neutrality by 2050, we have been reinforcing our measures to tackle climate change issues through our long-term action plan “Roadmap Addressing Climate Change”, and short-to-medium-term concrete measures “Action Plan” respectively. In 2021, we committed to achieving net-zero GHG emissions at our groupwide operations by 2030 and across our overall loan and investment portfolio by 2050. Including aforementioned, we have summarized and publicized our efforts in our “SMBC Group TCFD Report 2021”, and the impact of climate change risks and profit-earning opportunities on our business activities and earnings consistent with the TCFD Recommendations. [The CG Code Supplementary Principles 3.1.3]

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

*Net-Zero Banking Alliance

An international initiative launched in April 2021 under the leadership of the United Nations Environment Programme Finance Initiative (UNEP FI) aiming at net-zero GHG emissions from investment and loan portfolios by 2050, through the establishment of scientifically based medium- to long-term GHG emissions reduction targets and the corresponding progress reports.

(2)	The Shareholder Proposal “Proposal 2: Partial amendments to the Articles of Incorporation (Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.)”

(i)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

(ii)	Reasons for the Opposition

As described in (1) (ii) above, the Articles of Incorporation stipulate fundamental policies in the operation of a company, and it is inappropriate to stipulate matters concerning individual and specific business execution. This proposal requires the Company to stipulate in the Articles of Incorporation that it should formulate and disclose measures to ensure specific loans and investments are not made, which is a matter concerning individual and specific business execution. The Company will continue to analyze trends surrounding climate change issues carefully and to respond flexibly; however if this proposal is approved, it will cause difficulty for the Company to respond flexibly, which may have adverse impacts on many stakeholders, including shareholders and customers.

SMBC Group, within the framework of the current Articles of Incorporation, positions strengthening of its climate change risk management framework, including reviews of its sector policy, as one of the main measures of “Action Plan STEP1.” In 2018, we introduced a policy for sectors and businesses that are likely to have a significant negative impact on the environment and society, such as coal-fired power plants. We have been conducting reviews of the policy regularly and announced in fiscal 2021 that we will not provide finance for new construction or expansion projects of coal-fired power plants. In May 2022, we also introduced policies of not providing finance for new and expanded coal mining projects. Aligning with the goals of the Paris Agreement, we will continue to add target businesses and sectors and further reinforce our current policies, and aim to realize net zero emissions by working to enhance our credit management and monitoring framework based on our policy. Accordingly, through the “Action Plan,” and other materials which have already been released, the Board of Directors has made commitments regarding the contents requested in this proposal and the Company has announced such information in a timely manner.

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

4.	Matters for Reference

SMBC Group’s long-term action plan for climate change issues, the “Roadmap Addressing Climate Change,” and the concrete measures to be implemented in the short-to-medium-term, the “Action Plan,” are as follows.

(Appendix)

The Shareholder Proposals

(The following “Proposal Details” and “Reasons for Proposal” are an English translation of the original text described in a form submitted by the shareholders.)

Proposal 1:	Partial Amendment to the Articles of Incorporation (Setting and disclosing short- and medium-term greenhouse gas emissions reduction targets consistent with the goals of the Paris Agreement)

Proposal Details

The following clause shall be added to the Articles of Incorporation:

Chapter X:	“Shift to Decarbonized Society”
Clause Y:	“Setting and disclosing short- and medium-term GHG emissions reduction targets consistent with the goals of the Paris Agreement”

1.

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, and in accordance with the Company’s commitment to the Paris Agreement on climate change, the Company shall set and disclose a business plan with short-term and mid-term greenhouse gas emissions reduction targets across its overall investment and loan portfolio aligned with Article 2.1(a) of the Paris Agreement (the “Paris goals”).

2.	The Company shall report on its progress against such targets in its annual reporting.

Reasons for Proposal

This proposal aims to maintain and increase the Company’s corporate value, by appropriately managing the Company’s exposure to climate change risks, and ensuring information transparency through setting and disclosing business plans aligned with the Paris Agreement goals, including short-term (by 2025) and medium-term (by 2030) greenhouse gas emissions reduction targets across its entire investment and loan portfolio.

To align with the 2050 net zero goal set by the Japanese government and the Company’s own goal of net zero emissions across its entire loan and investment portfolios, it is imperative to set concrete short- and medium-term targets and develop compatible business plans. Disclosing its progress against such targets annually will ensure the Company’s financing activities are consistent with these goals.

By adding this clause to the Articles of Incorporation, the Company can effectively manage exposure to climate change risks, align with its long-term net zero goal and promote sustainable growth.

Proposal 2:	Partial Amendment to the Articles of Incorporation (Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.)

Proposal Details
The following clause shall be added to the Articles of Incorporation:
Chapter X:	“Shift to Decarbonized Society”
Clause Z:	“Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.”

Acknowledging the Company’s support for the goal of net-zero emissions by 2050, and in accordance with both the Environmental Program Finance Initiative (UNEP FI) recommendations to the G20 Sustainable Finance Working Group and the International Energy Agency (IEA)’s Net Zero Emissions by 2050 Scenario, the Company shall set and disclose proactive measures to ensure the proceeds of the Company’s lending and underwriting are not used for the expansion of fossil fuel supply or associated infrastructure.

Reasons for Proposal

The purpose of this proposal is to manage the Company’s exposure to climate risk appropriately and maintain and improve corporate value. The proposal addresses climate change risk by setting and disclosing measures to ensure that the company’s financing activities are not inconsistent with the IEA’s net-zero by 2050 emissions scenario and the UNEP FI recommendations to the G20 Sustainable Finance Working Group.

The risks of the IEA scenario are widely recognized, and it is clear from the scenario and climate science that there is no room to develop new oil and gas fields or coal mines, or new infrastructure to facilitate such development if we are to reach the 1.5 °C target of the Paris Agreement.

The Company has set a goal of net-zero greenhouse gas emissions from its entire investment and loan portfolio by 2050, but continues to provide significant funding to facilitate fossil fuel expansion. We propose to add this clause to the Articles of Incorporation in order to manage the Company’s exposure to transition risk and to become a financial institution that drives the trend toward a carbon-free society.

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